Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

DISCLOSEABLE TRANSACTION

CONNECTED TRANSACTION

Financial Advisers

The Board is pleased to announce that the Company proposed to use its wholly-owned subsidiary, PetroChina Pipelines, as a platform to integrate the Target Companies. Upon completion of the integration, the Company will own 72.26% equity interests in PetroChina Pipelines, which will own 100% equity interests in the Target Companies.

To effect the integration, PetroChina Pipelines, as the acquirer, has entered into a series of acquisition agreements with the Company and the Other Transferors on 24 December 2015. Pursuant to such agreements, PetroChina Pipelines agrees to acquire, and the Company and the Other Transferors agree to sell, the equity interests of the Target Companies held by them respectively, in consideration of the equity interests of PetroChina Pipelines or cash.

CNPC is the controlling shareholder of the Company and holds 50% of the equity interests of GCLI, one of the Other Transferors. Pursuant to the Listing Rules, GCLI is an associate of CNPC and thus a connected person of the Company. Therefore, the acquisition by PetroChina Pipelines of the 1.39% equity interests held by GCLI in United Pipelines (one of the Target Companies) shall constitute a connected transaction of the Company.

Since one or more of the applicable percentage ratios for the Transaction under the Listing Rules are more than 5% but less than 25%, the Transaction constitutes a discloseable transaction, which is subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirement under the Listing Rules.

Since one or more of the applicable percentage ratios for the connected transaction are more than 0.1% but less than 5%, such connected transaction is subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

I.	EQUITY ACQUISITION AGREEMENT

(a) Date

24 December 2015

(b) Parties

Acquirer: PetroChina Pipelines

Sellers: the Company, Guolian Fund, NCSSF, Taikang Life, Baosteel, New China Life, Jiaxing Nongying, Youngor, Zhuhai Rongyou, Hwabao Investment, Jiaxing Zhuorui, and GCLI

(c) Assets to Be Acquired

Pursuant to the Equity Acquisition Agreement, PetroChina Pipelines agrees to acquire, and the Company and the Other Transferors agree to sell, the equity interests of Target Companies held by them, respectively (save as 13.19% equity interests in United Pipelines held by Taikang Assets, 1.67% and 9.6% equity interests in United Pipelines and Northwest United held by Guolian Fund respectively, which will be acquired by PetroChina Pipelines in cash as set out below).

The obligations of the Company and each of the Other Transferors under the Equity Acquisition Agreement to sell the equity interests of the Target Companies held by them are several and not inter-conditional on each other.

(d) Consideration

PetroChina Pipelines shall pay consideration in form of its equity interests to the sellers under the Equity Acquisition Agreement.

Prior to the Transaction, the Company holds 100% equity interests in Eastern Pipelines, 50% equity interests in United Pipelines and 52% equity interests in Northwest United, which, as agreed among the parties, will account for 72.26% of the enlarged share capital of PetroChina Pipelines after the Transaction. The total equity interests held by the Other Transferors in the Target Companies (save as 13.19% equity interests in United Pipelines held by Taikang Assets, 1.67% and 9.6% equity interests in United Pipelines and Northwest United held by Guolian Fund respectively, which shall be acquired by PetroChina Pipelines in cash as set out below) will account for 27.74% of the enlarged share capital of PetroChina Pipelines after the Transaction.

Following the completion of the Transaction, the registered capital of PetroChina Pipelines shall be increased from RMB50 million to RMB80 billion.

For details of the equity interests held by each of the Other Transferors in the Target Companies prior to the Transaction, please refer to the information set out in the paragraph headed “Target Companies” below.

The considerations of the Transaction (including the cash consideration in the other equity transfer agreements as set out below) were negotiated and entered into by all parties on an arm’s length basis and on normal commercial terms with reference to the valuation results of the equity interests of the Target Companies prepared by the Valuer as of the Reference Date and adjusted by the capital increase or deduction and dividends payment after the Reference Date.

Pursuant to the valuation results as of 30 June 2015, being the Reference Date, the appraised value of shareholders’ equity interests of Eastern Pipelines is RMB88,415 million, the appraised value of shareholders’ equity interests of Northwest United is RMB69,030 million, the appraised value of shareholders’ equity interests of United Pipelines is RMB123,922 million. The valuation results have been filed according to the relevant filing procedural requirements from the State-owned Assets Supervision and Administration Commission of the PRC.

(e) Valuation Methodology

Pursuant to the valuation reports prepared by the Valuer as of the Reference Date, the valuations have adopted an income method, which accordingly constitute profit forecasts under Rule 14.61 of the Listing Rules. As a result, both Rules 14.60(A) and 14.62 of the Listing Rules will apply. The principal assumptions, including those commercial assumptions, upon which the valuations were based on, are set out in appendix I.

The Company considers the valuation assumptions that the Valuer has relied on in its valuation reports are reasonable on the basis that the Company does not expect that there will be material changes to the operation as well as the business environment of the Target Companies (e.g. there will be no material change to the operating environment, the business scope, the business model and business orientation of each of the Target Companies; the management team will continue to carry forward their development; and the supply of natural gas will remain stable).

The respective report and letter from the Overseas Auditor and the Financial Advisers of the Company issued pursuant to Rules 14.62(2) and 14.62(3) of the Listing Rules have been included in the appendix II to this announcement.

Set out below are the qualifications of the experts who have given their opinions or advices included in this announcement:

Name	Qualification

KPMG	Hong Kong Certified Public Accountant

Goldman Sachs (Asia) L.L.C.	A licensed corporation licensed under the Securities and Futures Ordinance to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on future contracts), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities

China International Capital Corporation Hong Kong Securities Limited	A licensed corporation licensed under the Securities and Futures Ordinance to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 3 (leveraged foreign exchange trading), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 6 (advising on corporate finance) regulated activities within the meaning of the Securities and Futures Ordinance

As at the Latest Practicable Date, Goldman Sachs (Asia) L.L.C. and its affiliates held 278,433,225 shares, representing approximately 0.15% of the total issued share capital of the Company, and held 49,784,654 shares, representing approximately 0.62% of the total issued share capital of Kunlun Energy Company Limited, a subsidiary of the Company.

As at the Latest Practicable Date, China International Capital Corporation Hong Kong Securities Limited (CICCHKS) held, on behalf of its clients, 1,750,000 Shares, representing approximately 0.001% of the total issued share capital of the Company, and held, on behalf of its clients, 26,442,000 shares, representing approximately 0.328% of the total issued share capital of Kunlun Energy Company Limited, a subsidiary of the Company. Separately, CICC Financial Products Ltd., a wholly owned subsidiary of CICCHKS, also held 52,044,000 Shares, representing approximately 0.028% of the total issued share capital of the Company, and held 6,000 shares, representing approximately 0.0001% of the total issued share capital of Kunlun Energy Company Limited, a subsidiary of the Company. Save as disclosed above, as at the Latest Practicable Date, none of the above-mentioned experts has any shareholding in the Company or any of its subsidiaries, or any right to subscribe, or nominate any other person to subscribe, for any securities of the Company or any of its subsidiaries (whether legally exercisable or not).

The above-mentioned experts have consented in writing to the inclusion of their letters or reports or the reference to their names in the forms and contents as set out herein and have not withdrawn such consent.

To the best of the knowledge and belief of the Directors, the Valuer is independent of the Company and its connected persons.

(f) Lock-up

Within three years from the date when the business registration regarding the Transaction has been completed (the “Lock-up Period”), the Other Transferors who have obtained the equity interests of PetroChina Pipelines shall not directly or indirectly transfer their respective equity interests in PetroChina Pipelines to any person by way of sale, gift , pledge or otherwise.

Upon expiry of the Lock-up Period, (i) the Other Transferors may, upon receiving the written consent of the Company, transfer all or part of their equity interests in PetroChina Pipelines to the other shareholders of PetroChina Pipelines, and the Company shall have the right of first refusal under the same terms and conditions; (ii) the Other Transferors shall have the right to transfer all or part of their equity interests in PetroChina Pipelines to a third party and such Transferor(s) shall seek the prior consent from the other shareholders of PetroChina Pipelines; (iii) for the equity interests that the shareholders have consented to transfer, the Company shall have the right of first refusal under the same terms and conditions. On the condition that the Company has waived its right of first refusal, the other shareholders shall have the right of first refusal regarding such equity interests to be transferred. If more than two shareholders other than the Company request to exercise the right of first refusal, the relevant shareholders shall determine their respective shares to be purchased through negotiation. If such shareholders fail to reach an agreement through negotiation, the shareholders shall exercise their right of first refusal in proportion to their respective shares of capital contribution at the time of the transfer.

During the Lock-up Period, since the date when the Company no longer controls PetroChina Pipelines, the equity interests held by the Other Transferors in PetroChina Pipelines will not be subject to the lock-up requirements as set out above.

(g) Connected Transaction between PetroChina Pipelines and GCLI

CNPC is the controlling shareholder of the Company and holds 50% of the equity interests of GCLI, one of the Other Transferors. Pursuant to Listing Rules, GCLI is an associate of CNPC and thus a connected person of the Company. Therefore the acquisition by PetroChina Pipelines of the 1.39% equity interests held by GCLI in United Pipelines shall constitute a connected transaction of the Company.

PetroChina Pipelines shall pay consideration in the form of its equity interests to GCLI pursuant to the Equity Acquisition Agreement. GCLI holds 1.39% equity interests in United Pipelines prior to the Transaction and will hold 0.68% equity interests in PetroChina Pipelines after the Transaction. Such consideration was also based on the valuation results of the equity interests in the Target Companies, which was negotiated and entered into by both parties on an arm’s length basis and on normal commercial terms. For the details of the basis of the consideration and other terms of the Equity Acquisition Agreement, please refer to the disclosure as set out above. GCLI obtained 1.39% equity interests in United Pipelines at an original cost of RMB1,667 million.

The Directors (including Independent Non-executive Directors) believe that the connected transaction with GCLI is fair and reasonable, is entered into on normal commercial terms in the ordinary course of business of the company and is in line with the interest of the Company and its shareholders as a whole.

(h) Shareholding Structure of PetroChina Pipelines after the completion of the Transaction

The closing date of the Transaction will be 31 December 2015. The shareholding structure of PetroChina Pipelines following the Transaction is set out below:

No.	Name of Shareholder	Shareholdings
(1)	The Company	72.26%
(2)	Guolian Fund	5.33%
(3)	NCSSF	4.40%
(4)	Taikang Life	4.08%
(5)	Baosteel	3.52%
(6)	New China Life	3.46%
(7)	Jiaxing Nongying	2.04%
(8)	Youngor	1.32%
(9)	Zhuhai Rongyou	1.22%
(10)	Hwabao Investment	0.88%
(11)	Jiaxing Zhuorui	0.81%
(12)	GCLI	0.68%

	Total	100.00%

II.	Other Equity Transfer Agreements

As part of the Transaction, PetroChina Pipelines also entered into the equity transfer agreements with Taikang Assets and Guolian Fund, being shareholders of United Pipelines, and Guolian Fund, being a shareholder of Northwest United, respectively. Pursuant to such equity transfer agreements, PetroChina Pipelines shall acquire 13.19% and 1.67% equity interests held by Taikang Assets and Guolian Fund in United Pipelines, and 9.6% equity interests held by Guolian Fund in Northwest United in cash, respectively.

As mentioned above, the considerations of such equity transfer agreements were negotiated and entered into by all parties on an arm’s length basis and on normal commercial terms. The considerations were also based on the same valuation results of the equity interests of the Target Companies prepared by the Valuer and adjusted by the capital increase or deduction and dividends payment after the Reference Date. The appraised values of the 13.19% and 1.67% equity interests held by Taikang Assets and Guolian Fund in United Pipelines, and the 9.6% equity interests held by Guolian Fund in Northwest United are RMB16,351 million, RMB2,065 million and RMB6,627 million respectively. For more details of the valuation methodology, please refer to the disclosure as set out above.

PetroChina Pipelines will hold 100% equity interests in the Target Companies after the completion of the Transaction contemplated under the Equity Acquisition Agreement and other equity transfer agreements as set out in parts (I) and (II) above.

III.	Information on the Parties

(a) The Company

The Company is a joint stock limited company incorporated on 5 November 1999 under the Company Law as a result of the restructuring of CNPC. The H shares, ADSs, and A shares of the Company are listed on the Hong Kong Stock Exchange, the New York Stock Exchange, and the Shanghai Stock Exchange respectively.

The Company and its subsidiaries engage in a broad range of petroleum and natural gas activities including the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products; the sale and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

(b) PetroChina Pipelines

PetroChina Pipelines is a company with limited liability established under the PRC laws and was formed on 23 November 2015 with RMB50 million capital contribution made by the Company. The business scope of PetroChina Pipelines includes the pipeline transmission; project investment; import and export of goods, import and export agency operation, import and export of technology; technology promotion services; professionalized contracting and general construction engineering services. (For projects that are subject to approval in accordance with the law, the operating activities related to such projects shall be conducted upon approval of, and to the extent as approved by, the relevant authorities.

Prior to the Transaction, the Company holds 100% equity interests in PetroChina Pipelines.

(c) Other Transferors

Guolian Fund

Guolian Fund is a limited liability partnership established under the PRC laws with its registered address being at Room 2027, Tower 2, No. 7 Chuangxin Road, Changping Science and Technology Park, Beijing . The capital commitment of Guolian Fund is RMB50,269 million and its general partner is Guolian Industrial Investment Fund Management (Beijing) Limited . The business scope of Guolian Fund includes investment in non-securities business; and investment management and consultancy.

As of 31 December 2014, the audited total asset of Guolian Industrial Investment Fund Management (Beijing) Limited was approximately RMB118 million and its net asset was approximately RMB106 million. Its operating income for 2014 was approximately RMB61 million and its net profit was approximately RMB23 million.

NCSSF

NCSSF is a public institution legal person (Public Institution Certificate: 110000000017) affiliated directly with the State Council. The legal representative of NCSSF is Xie Xuren and the registered address of NCSSF is South Tower, Fenghui Times Mansion, No.11 Building, Fenghuiyuan, Xicheng District, Beijing . NCSSF is responsible for managing the national social security fund which comprises funds and equity assets arising from the reduction of state-owned shareholdings, funds allocated under the budget of the central government, funds otherwise raised by the other ways as approved by the State Council together with gains from NCSSF’s investments. The funds of NCSSF are specially used by the central government to supplement or adjust the social security expenses.

Taikang Life

Taikang Life is a joint stock company with limited liability established under the PRC laws and its registered address is Taikang Life Building, 156 Inner Fuxingmen Street, Xicheng District, Beijing . The legal representative of Taikang Life is Chen Dongsheng and the registered capital of Taikang Life amounts to RMB2,852 million. Its principal business includes engaging in various Renminbi-denominated and foreign currency-denominated life insurance business, which include various life insurance, health insurance (excluding long-term group health insurance), accident and casualty insurance as well as other insurance business; engaging in the reinsurance and co-insurance operations for the above businesses; engaging in agency business such as insurance, inspection and claims settlement for domestic and international insurance companies; engaging in insurance consultancy business; conducting capital application operations in accordance with the relevant laws and regulations; conducting the sales of securities investment funds; engaging in other businesses approved by China Insurance Regulatory Commission.

As of 31 December 2014, the audited total asset of Taikang Life was approximately RMB527,397 million and its net asset was approximately RMB32,901 million. Its operating income for 2014 was approximately RMB98,389 million and its net profit was approximately RMB6,799 million.

Baosteel

Baosteel is a joint stock company with limited liability established under the PRC laws and its registered address is Baosteel Command Centre, 885 Fujin Road, Baoshan District, Shanghai . The legal representative of Baosteel is Chen Derong and the registered capital of Baosteel amounts to RMB16,469 million. The principal businesses of Baosteel are the refining and processing of iron and steel products.

As of 31 December 2014, the audited total asset of Baosteel was approximately RMB228,653 million and its net asset was approximately RMB124,205 million. Its operating income for 2014 was approximately RMB187,789 million and its net profit was approximately RMB6,091 million.

New China Life

New China Life is a joint stock company with limited liability established under the PRC laws and its registered address is No. 1, East Hunan Road, Yanqing County, Beijing . The legal representative of New China Life is Kang Dian and the registered capital of New China Life amounts to RMB3,119 million. Its business scope includes the life insurance business denominated in both Renminbi and foreign currencies (including various type of life insurance, health insurance, and accident and casualty insurance); the agency business such as insurance, inspection and claims settlement for domestic and international insurance companies; insurance consultancy business; the capital application business carried out in accordance with the relevant laws and regulations; and other business approved by the China Insurance Regulatory Commission.

As of 31 December 2014, the audited total asset of New China Life was approximately RMB643,709 million and its net asset was approximately RMB48,364 million. Its operating income for 2014 was approximately RMB143,187 million and its net profit was approximately RMB6,406 million.

Jiaxing Nongying

Jiaxing Nongying is a limited liability partnership established under the PRC laws with its registered address being at Nanhu District, Jiaxing Municipality, Zhejiang Province . Jiaxing Nongying has a registered capital of RMB5,006 million. Its general partner is Jinsui (Tianjin) Investment Management Limited , a company established by ABC Wuxi Investment Consultancy Co., Ltd. . The principal businesses of Jiaxing Nongying are the investment management. Jiaxing Nongying is an investment platform controlled by Agricultural Bank of China Limited .

As of 31 December 2014, the audited total asset of ABC Wuxi Investment was approximately RMB127 million and its net asset was approximately RMB132 million. Its operating income for 2014 was approximately RMB50 million and its net profit was approximately RMB55 million.

Youngor

Youngor is a joint stock company with limited liability established under the laws of the PRC and its registered address is No. 2 Yingxian Avenue West, Yingzhou District, Ningbo Municipality, Zhejiang Province . The legal representative of Youngor is Li Rucheng and the registered capital of Youngor amounts to RMB2,230 million. Its principal business is the manufacturing and sale of branded apparel and the development of real estate.

As of 31 December 2014, the audited total asset of Youngor was approximately RMB47,624 million and its net asset was approximately RMB16,744 million. Its operating income for 2014 was approximately RMB15,903 million and its net profit was approximately RMB3,215 million.

Zhuhai Rongyou

Zhuhai Rongyou is a limited liability partnership established under the PRC laws with its registered address being at Room 105-9456, No.6 Baohua Road, Hengqin New Area, Zhuhai . Zhuhai Rongyou has a registered capital of RMB11 thousand and its general partner is Beijing Rongzetongyuan Investment Advisory Co. Limited . The principal businesses of Zhuhai Rongyou include investment management, equity and project investment. Zhuhai Rongyou is an investment platform controlled by Industrial and Commercial Bank of China Limited .

As of 31 December 2014, the audited total asset of Beijing Rongzetongyuan Investment Advisory Co. Limited was approximately RMB990.8 thousand and its net asset was approximately RMB980.8 thousand. Its operating income for 2014 was approximately RMB0 thousand and its net profit was approximately RMB1.1 thousand (negative).

Hwabao Investment

Hwabao Investment is a company with limited liability established under the PRC laws and its registered address is West Zone, 59/F, 100 Century Avenue, China (Shanghai) Free Trade Pilot Zone . The legal representative of Hwabao Investment is Zheng Anguo and the registered capital of Hwabao Investment amounts to RMB9.37 billion. The principal businesses of Hwabao Investment are the investment in metallurgy and other related industries and investment management and the provision of investment consultancy, business consultancy (other than brokerage) and property brokerage services. Hwabao Investment is a wholly-owned subsidiary of Baosteel Group Corporation.

As of 31 December 2014, the audited total asset of Hwabao Investment was approximately RMB31,039 million and its net asset was approximately RMB24,961 million. Its operating income for 2014 was approximately RMB339 million and its net profit was approximately RMB1,814 million.

Jiaxing Zhuorui

Jiaxing Zhuorui is a limited liability partnership established under the PRC laws with its registered address being at Room 563-30, 5/F, Tower 2 Lianchuang Mansion, No.883 Guangyi Road, Jiaxing Municipality, Zhejiang Province . The registered capital of Jiaxing Zhuorui amounts to RMB2,001 million. Its general partner is CCB Principal (Ningbo) Investment Management Co., Ltd. , a company established by CCB Principal Capital Management Co., Ltd. . The principal businesses of Jiaxing Zhuorui include industrial investment and investment management. Jiaxing Zhuorui is an investment platform controlled by China Construction Bank Corporation .

As of 31 December 2014, the audited total asset of Jiaxing Zhuorui was approximately RMB79 million and its net asset was approximately RMB56 million. Its operating income for 2014 was approximately RMB43 million and its net profit was approximately RMB12 million.

GCLI

GCLI is a company with limited liability established under the PRC laws and its registered address is 12/F (1501) and 13/F (1601), Tower No.1, No.5 Guanghua Road, Chaoyang District, Beijing . The legal representative of GCLI is Wu Yonglie  and the registered capital of GCLI amounts to RMB3,700 million. The principal businesses of GCLI include engaging in the following businesses (other than the statutory insurance business) within the administrative jurisdiction of Beijing as well as in provinces, autonomous regions and municipalities directly under the central government in which GCLI has already set up its branches and sub-branches: insurance business such as life insurance, health insurances, accident and casualty insurance, the reinsurance business for the above business is limited to the types of insurances acting for Generali China Insurance Co., Ltd. ..

As of 31 December 2014, the audited total asset of GCLI was approximately RMB46,952 million and its net asset was approximately RMB4,442 million. Its operating income for 2014 was approximately RMB7,496 million and its net profit was approximately RMB324 million.

Taikang Assets

Taikang Assets is a company with limited liability established under the PRC laws and its registered address is 7/F Taikang Life Building, 156 Inner Fuxingmen Street, Xicheng District, Beijing . The legal representative of Taikang Assets is Duan Guosheng  and the registered capital of Taikang Assets amounts to RMB1 billion. The business scope of Taikang Assets is the management and application of the self-owned funds and insurance funds; entrusted capital management; provision of consultancy services relating to the capital management business; management of the publicly-raised securities investment funds; and other asset management business permitted under applicable PRC laws and regulations.

To the best knowledge, information and belief of the Directors, and having made all reasonable enquiries, the Other Transferors other than GCLI set forth above and their ultimate beneficiary owners are all third parties independent of the Company and connected persons of the Company.

(d) Target Companies

Eastern Pipelines

Eastern Pipelines is a company with limited liability established under the PRC laws and its registered address is 3801, No. 1200 Century Avenue, Pudong New Area, Shanghai . The legal representative of Eastern Pipelines is Ling Xiao and the registered capital of Eastern Pipelines amounts to RMB10,000 million. The scope of business of Eastern Pipelines is the construction of oil and gas pipeline projects and the provision of the relevant technical consultancy services, the import and export of goods and technology, the provision of technology promotion services and the oil and gas pipeline storage and transmission business.

In accordance with the consolidated financial statements of Eastern Pipelines audited by the Domestic Auditor and prepared in accordance with the PRC GAAP, the consolidated total assets and the consolidated shareholders’ equity (net assets) are RMB97,636 million and RMB43,190 million as at 31 December 2014, respectively. The consolidated operating income and the consolidated net profit in 2014 are RMB11,116 million and RMB4,122 million, respectively. And as at 30 June 2015, the consolidated total assets and the consolidated shareholders’ equity (net assets) are RMB100,262 million and RMB47,447 million, respectively. The consolidated operating income and the consolidated net profit in the first half of 2015 are RMB9,705 million and RMB4,121 million, respectively. The consolidated net profit, before and after tax, of Eastern Pipelines for the period from 20 May 2014 (the establishment date of Eastern Pipelines) to 31 December 2014 respectively as prepared in accordance with the PRC GAAP are set out below:

For the period from 20 May 2014 (the establishment date of Eastern Pipelines) to 31 December 2014
In RMB million

Before-tax consolidated profit	5,563

After-tax consolidated profit	4,122

Prior to the Transaction, the Company holds 100% of the equity interests of Eastern Pipelines.

United Pipelines

United Pipelines is a company with limited liability established under the PRC laws and its registered address is Changping Science and Technology Park, Beijing . The legal representative of United Pipelines is Huang Weihe and the registered capital of United Pipelines amounts to RMB40 billion. The scope of business of United Pipelines is the construction of oil and gas pipeline projects and the provision of the relevant technical consultancy services, the import and export of goods and technology, the provision of technology promotion services and the oil and gas pipeline storage and transmission business.

In accordance with the financial statements of United Pipelines audited by the Domestic Auditor and prepared in accordance with the PRC GAAP, the total assets and the shareholders’ equity (net assets) are RMB87,761 million and RMB85,726 million as at 31 December 2014, respectively. The operating income and the net profit in 2014 are RMB18,566 million and RMB8,919 million, respectively. And as at 30 June 2015, the total assets and the shareholders’ equity (net assets) are RMB88,033 million and RMB86,396 million, respectively. The operating income and the net profit in the first half of 2015 are RMB8,495 million and RMB4,433 million, respectively.

The net profit, before and after tax, of United Pipelines for the period from 18 June 2013 (the establishment date of United Pipelines) to 31 December 2013 and the year ended 31 December 2014 respectively as prepared in accordance with the PRC GAAP are set out below:

	For the period from 18 June 2013 (the establishment date of United Pipelines) to 31 December 2013	For the year ended 31 December 2014
	In RMB million	In RMB million

Before-tax profit	5,429	11,216

After-tax profit	4,333	8,919

Note: United Pipelines was established on 18 June 2013, and the financial figures for the period from 18 June 2013(the establishment date of United Pipelines) to 31 December 2013 are unaudited.

Prior to the Transaction, the equity holdings of United Pipelines are as follows: 50% by the Company, 13.19% by Taikang Assets, 11.68% by Guolian Fund, 8.33% by Taikang Life, 7.09% by New China life, 4.16% by Jiaxing Nongying, 2.5% by Zhuhai Rongyou, 1.66% by Jiaxing Zhuorui and 1.39% by GCLI.

Northwest United

Northwest United is a company with limited liability established under the PRC laws and its registered address is No. 2015-497 Cyberport Mansion, No. 258 Gaoxin Street, New and Hi-Tech Zone (New City District), Urumqi, Xinjiang . The legal representative of Northwest United is Huang Weihe and the registered capital of Northwest United amounts to RMB62.5 billion. The scope of businesses of Northwest United are the storage and transportation of oil and natural gas and their products and the development of related technology ; advisory services for construction and related technology of oil and natural gas pipeline projects; import and export business for goods and technology; purchase and sale of materials.

In accordance with the financial statements of Northwest United audited by the Domestic Auditor and prepared in accordance with the PRC GAAP, the total assets and the shareholders’ equity (net assets) are RMB69,400 million and RMB62,995 million as at 31 December 2014, respectively. The operating income and the net profit in 2014 are RMB658 million and RMB408 million, respectively. And as at 30 June 2015, the total assets and the shareholders’ equity (net assets) are RMB69,616 million and RMB63,352 million, respectively. The operating income and the net profit in the first half of 2015 are RMB1,332 million and RMB705 million, respectively.

The net profit, before and after tax, of Northwest United for the two years ended 31 December 2013 and 31 December 2014 respectively as prepared in accordance with the PRC GAAP are set out below:

	For the year ended 31 December 2013	For the year ended 31 December 2014
	In RMB millions	In RMB millions

Before-tax profit	1,016	683

After-tax profit	863	408

Note: The financial figures for the year ended 31 December 2013 are unaudited.

Prior to the Transaction, the equity holdings of Northwest United are as follows: 52% by the Company, 16% by NCSSF, 12.8% by Baosteel, 11.2% by Guolian Fund and 4.8% by Youngor, 3.2% by Hwabao Investment.

Reference is made to the announcement made by the Company on 12 May 2014 regarding the proposed establishment of Eastern Pipelines and transfer of its equity. The transfer of equity of Eastern Pipelines will not be conducted separately as set out in the aforementioned announcement.

IV.	Reasons for the Transaction and Benefits to the Company

Currently the assets of the first, second and third West East Gas Pipeline projects are managed and operated under three different entities by region or by route, namely Eastern Pipelines, United Pipelines and Northwest United. Such divided management and shareholding structures are not in line with the requirements to operate the pipeline assets on a unified basis. Going forward, along with the increasing scale of the pipeline networks, it is necessary for the Company to establish a unified platform to be responsible for financing and implementing subsequent investment and managing of these pipeline networks. Through this Transaction, the ownership structure among the various pipeline operating companies will be streamlined and a single platform will be established for the management, operation, investment and financing of the pipeline assets to further improve management efficiency and save operational costs. It will lay a solid foundation for the overall planning and implementation of future pipeline projects and will further enhance the value of the pipeline assets.

The Directors believe that the Transaction is fair and reasonable and was entered into on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

V.	Implications under the Listing Rules

Since one or more of the applicable percentage ratios for the Transaction are more than 5% but less than 25%, the Transaction constitutes a discloseable transaction under the Listing Rules. It is only subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirement under the Listing Rules.

CNPC holds 50% of the equity interests of GCLI, one of the Other Transferors. Pursuant to Listing Rules. GCLI is an associate of CNPC and thus a connected person of the Company. Therefore, the acquisition by PetroChina Pipelines of the 1.39% equity interests held by GCLI in United Pipelines shall constitute a connected transaction of the Company. Since one or more of the applicable percentage ratios for such connected transaction are more than 0.1% but less than 5%, it is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

The Transaction has been approved at the eighth meeting of the Board of 2015. Each of Mr. Wang Yilin, Chairman of the Board, Mr. Wang Dongjin, Vice Chairman of the Board, and the Directors Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr. Liu Hongbin and Mr. Zhao Zhengzhang, all being the Directors connected with CNPC, have abstained from voting on the matter relating to the connected transaction with GCLI. Save as disclosed above, none of the Directors has any material interests in the acquisition by PetroChina Pipelines of the 1.39% equity interests held by GCLI in United Pipelines.

Definitions

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Baosteel”	Baoshan Iron & Steel Company Limited

“Board”	the board of directors of the Company

“CNPC”	China National Petroleum Corporation, a state-owned enterprise established under the laws of the PRC, being the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the main board of Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited together with American depository shares listed on the New York Stock Exchange, and its branch and subsidiary companies

“Company Law”	The Company Law of the People’s Republic of China

“Director”	directors of the Company

“Domestic Auditor”	KPMG Huazhen LLP

“Eastern Pipelines”	PetroChina Eastern Pipelines Co., Ltd.

“Equity Acquisition Agreement”	the Acquisition Agreement Relating to the Equity Interests of PetroChina Eastern Pipelines Co., Ltd., PetroChina United Pipelines Co., Ltd. and PetroChina Northwest United Pipelines Co., Ltd.

“Financial Advisers”	Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited

“GCLI”	Generali China Life Insurance Co. Ltd.

“Guolian Fund”	League of Nations Energy Industrial Investment Fund

“Hwabao Investment”	Hwabao Investment Co., Ltd.

“Jiaxing Nongying”	Jiaxing Nongying Investment Partnership (Limited Liability Partnership)

“Jiaxing Zhuorui”	Jiaxing Zhuorui Investment Partnership (Limited Liability Partnership)

“Latest Practicable Date”	21 December 2015

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“NCSSF”	National Council for Social Security fund

“New China Life”	New China Life Insurance Company Ltd.

“Northwest United”	PetroChina Northwest United Pipelines Co., Ltd.

“Other Transferors”	Guolian Fund, NCSSF, Taikang Life, Baosteel, New China Life, Jiaxing Nongying, Youngor, Zhuhai Rongyou, Hwabao Investment, Jiaxing Zhuorui, GCLI, and Taikang Assets, each or all of them (depending on the context), the “Other Transferor”

“Overseas Auditor”	KPMG

“PetroChina Pipelines”	PetroChina Pipelines Co., Ltd., a wholly-owned subsidiary of the Company prior to the Transaction

“PRC”	the People’s Republic of China

“PRC GAAP”	PRC Generally Accepted Accounting Principles

“Reference Date”	30 June 2015

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	shareholder(s) of the Company

“Taikang Assets”	Taikang Assets Management Co., Ltd.

“Taikang Life”	Taikang Life Insurance Company Limited

“Target Companies”	Eastern Pipelines, United Pipelines and Northwest United

“Transaction”	the acquisition by PetroChina Pipelines of all equity interests in Eastern Pipelines, United Pipelines and Northwest United held by the Company and the Other Transferors in consideration of its equity interests or cash pursuant to the Equity Acquisition Agreement and other equity transfer agreements

“United Pipelines”	PetroChina United Pipelines Co., Ltd.

“Valuer”	China Enterprise Appraisals Co., Ltd., Beijing

“Youngor”	Youngor Group Company Limited

“Zhuhai Rongyou”	Zhuhai Rongyou Equity Investment Partnership

*	The Chinese name(s) of the PRC entities have been translated into English in this announcement for reference only. In the event of any discrepancies between the Chinese names of the PRC entities and their respective English translations, the Chinese version shall prevail.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

24 December 2015

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.

Appendix I	Valuation Assumptions

Set out below are the principal assumptions, including commercial assumptions, upon which the valuations were based on:

(i) there being no material change to the existing national laws, regulations and policies and its macro-economic conditions and the political, economic and social landscape of the respective jurisdictions in which the parties to the transaction are situated and there being no material adverse impact arising from any other unpredictable and force majeure factors;

(ii) the parameters used in the valuations have taken no consideration of substantial changes in factors such as inflation, prevailing interest rate, exchange rate and taxation policy, unless otherwise known;

(iii) it is assumed that the operation of Eastern Pipelines, United Pipelines and Northwest United will subsist in light of their assets as of the reference date;

(iv) it is assumed that Eastern Pipelines, United Pipelines and Northwest United will remain the same in their business scope, business model and business orientation on the basis of their existing management approach and standards;

(v) it is assumed that the present and future management of Eastern Pipelines, United Pipelines and Northwest United will remain accountable and will be capable of carrying forward step-by-step their respective development plans;

(vi) it is assumed that Eastern Pipelines, United Pipelines and Northwest United are in full compliance with all relevant laws and regulations;

(vii) it is assumed the respective future earnings as projected by Eastern Pipelines, United Pipelines and Northwest United are in line with each of their overall development strategy, industrial development trend and national policy towards the industry;

(viii) it is assumed that the respective accounting policies as adopted by Eastern Pipelines, United Pipelines and Northwest United in the future will basically be in line with those adopted when the valuation reports are prepared;

(ix) it is assumed Eastern Pipelines, United Pipelines and Northwest United will respectively maintain their existing credit policies in the future and will not be subject to major difficulty in recovering any payment;

(x) it is assumed there exist no substantial contingent liabilities during the operating period of the enterprise as a consequence of any external guarantee or otherwise;

(xi) any title evidence, financial statements, accounting vouchers, list of assets or other relevant information as provided by Eastern Pipelines, United Pipelines and Northwest United in connection with the valuation respectively is true, lawful, complete and credible. There exists no other defective or contingent or any other matter which may affect the valuation of any entity or subject under valuation and which is otherwise required to be provided, or which remains unknown, to a valuer having performed the obligatory valuation procedures;

(xii) it is assumed that the unit price for pipeline transmission of natural gas, gas self-consumption and power self-consumption remains stable in coming years;

(xiii) it is assumed the supply of natural gas to Eastern Pipelines, United Pipelines and Northwest United is stable and can ensure their respective need for transmission operation; and

(xiv) it is assumed that the respective future investment plans of Eastern Pipelines, United Pipelines and Northwest United may be carried out without major adjustments going forward.

APPENDIX II:	Report and Letter Related to Valuation Reports

A. Report received from the Company’s Overseas Auditor

The following is the text of a report received from the Company’s Overseas Auditor, KPMG, Certified Public Accountants, Hong Kong, for inclusion in this announcement.

8th Floor
Prince’s Building
10 Chater Road
Central
Hong Kong

24 December 2015

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE BUSINESS VALUATIONS OF EQUITY INTERESTS IN TARGET COMPANIES

TO THE BOARD OF DIRECTORS OF PETROCHINA COMPANY LIMITED

We refer to the discounted future cash flows on which the business valuations (the “Valuations”) dated 2 December 2015 prepared by China Enterprise Appraisals Co., Ltd., Beijing. in respect of the appraisal of the fair values of equity interests in PetroChina Eastern Pipelines Co., Ltd., PetroChina United Pipelines Co., Ltd. and PetroChina Northwest United Pipelines Co., Ltd. (the “Target Companies”) as at 30 June 2015 are based. The Valuations are prepared based on the discounted future cash flows and are regarded as profit forecasts under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ responsibilities

The directors of PetroChina Company Limited (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuations. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuations and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our independence and quality control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Hong Kong Standard on Quality Control and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s responsibilities

Our responsibility is to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuations. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of opinion

We conducted our engagement in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors as set out in the Valuations. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuations.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of the Target Companies or an expression of an audit or review opinion on the Valuations.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG

Certified Public Accountants

Hong Kong

B. Letter received from the Company’s Financial Advisers

The Directors

PetroChina Company Limited

9 Dongzhimen North Street

Dongcheng District

Beijing, P.R. China 100007

24 December 2015

Ladies and Gentlemen:

We refer to the announcement of PetroChina Company Limited (the “Company”), dated 24 December 2015 (the “Announcement”), in relation to the Company’s proposed transaction (the “Transaction”) which involves the acquisition of 100% equity interest in each of (i) PetroChina United Pipelines Co., Ltd. (“United Pipelines”), (ii) PetroChina Northwest United Pipelines Co., Ltd. (“Northwest United”) and (iii) PetroChina Eastern Pipelines Co., Ltd. (“Eastern Pipelines”, and together with United Pipelines and Northwest United, the “Targets”) by PetroChina Pipelines Co., Ltd. (“PetroChina Pipelines”), a subsidiary of the Company, from the Company and other entities.

The Announcement refers to respective valuations of the Targets by China Enterprise Appraisals Co., Ltd. (the “Valuer”) which are contained in valuation reports dated 2 December 2015 (the “Valuation Reports”) prepared by the Valuer for the purpose of the Transaction. We understand that the Valuation Reports and certain other documents relevant to the Transaction have been provided to you as directors of the Company (the “Directors”) in connection with your consideration of the Transaction.

Financial forecasts of the Targets form part of the bases for the valuations referenced to in the Announcement. We have reviewed the forecasts of the Targets included in the Valuation Reports, for which you as the Directors are responsible. We have attended discussions of the forecasts of the Targets involving the management of the Company, the respective management of the Targets and the Valuer. In these discussions, the participants also discussed the historical performance of the Targets and other information considered relevant by the Valuer and the Company to the forecasts. We have also reviewed the report to the Directors from KPMG, dated 24 December 2015, as set forth in Appendix II to the Announcement regarding the calculations of discounted future cash flows.

On the basis of the foregoing and without giving any opinion on the reasonableness of the valuation methods, bases and assumptions selected by the Valuer, for which the Valuer and the Company are responsible, we are satisfied that the forecasts disclosed in the Announcement, for which you as the Directors are responsible, have been made after due and careful enquiry by you. For the avoidance of doubt, this letter does not constitute an independent valuation or fairness opinion and is expressly limited to the matters described herein.

The work undertaken by us has been undertaken for the purpose of reporting solely to you under Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and for no other purpose. We accept no responsibility to any other person in connection with such work. For the purpose of this letter, Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited have conducted the work severally and not jointly and neither of them shall be responsible for the work conducted or statements made by the other described above.

Yours faithfully,

For and on behalf of

GOLDMAN SACHS (ASIA) L.L.C. Weigang Li Managing Director	CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED Raymond Pak Executive Director, Investment Banking